Malik Law Group LLC Attorneys At Law
Bilal Malik T 678.279.5478 bilal.malik@maliklawgroup.com	Regions Plaza 1180 West Peachtree Street | Suite 1910 Atlanta, GA 30309 maliklawgroup.com

November 27, 2019

VIA ELECTRONIC EDGAR FILING

Erin E. Martin

Legal Branch Chief, Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Dynamic Shares Trust (the “Registrant”) - CIK No. 0001771951
● Draft Registration Statement on Form S-1 (DRS), submitted June 5, 2019
● Amendment No. 1 to Draft Registration Statement on Form S-1 (DRS/A), filed November 27, 2019

Dear Ms. Martin:

This letter responds to the correspondence from the Staff of the Securities and Exchange Commission (the “SEC”) dated July 2, 2019 providing comments on the above-referenced Draft Registration Statement on Form S-1 (DRS), which was submitted on June 5, 2019 by the Registrant (the “Prior Filing”).

The Registrant today submitted via EDGAR its confidential DOS/A Amendment No. 1 to the Prior Filing on Form S-1 (DRS/A) (the “New Filing”). We will separately provide you with a courtesy copy of the New Filing that is redlined against the Prior Filing. The remainder of this letter responds to the Staff’s comments on the Prior Filing, which are set forth below along with our responses on behalf of the Registrant.

Draft Registration Statement filed June 5, 2019

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that as of the date of this letter neither the Registrant, nor anyone authorized on behalf of the Registrant, has provided written communications in reliance on Section 5(d) of the Securities Act to potential investors. To the extent that the Registrant in the future changes its intent and does present any such written communications, the Registrant will supplementally provide copies of such written communications to the Staff at that time.

Erin E. Martin

Securities and Exchange Commission

November 27, 2019

2.	To the extent you intend to use a fact sheet, please provide us with a copy for our review.

Response: As of the date of this letter, the Registrant has no fact sheet and no immediate plans to create one. Some of the potential market makers that the sponsor has contacted to be the Lead Market Maker (“LMM”) have requested a fact sheet if the market makers agree to serve as the LMM. To the extent that the Registrant uses a fact sheet, the Registrant will submit the fact sheet to the Staff.

Cover Page

3.	Please disclose whether this offering has a termination date or whether this is a perpetual offering. Refer to 501(b)(8) of Regulation S-K.

Response: The Registrant acknowledges and understands the Staff’s request and comment, however, the prospectus of the Form S-1 already provides that the Fund’s Shares will be offered on a continuous basis, which indicates a perpetual offering. Therefore, no change will be made to the New Filing.

Summary

Risks Related to the Fund’s Operations and Management, page 6

4.	We refer to your statements on the prospectus cover page and on page 22 that you are not an investment company subject to the Investment Company Act of 1940. However, you state on page 6 that “Funds will be subject to counterparty risks . . . including, but not limited to, risks associated with forward contracts . . . .” Please clarify whether you may invest in forward contracts.

Response: The Registrant acknowledges the Staff’s comment. The Registrant may invest in future contracts rather than forward contracts. Since we may not invest in forward contracts, the Registrant has revised the reference to forward contracts on page 6 of the New Filing to now refer to future contracts.

Summary Historical Financial Data, page 13

5.	Please revise the statement of financial condition summary data to agree to the statement of financial condition on page F-3.

Response: Pursuant to the Staff’s request, the Registrant has accordingly revised the statement of financial condition summary data to agree with the statement of financial condition on page F-3.

Erin E. Martin

Securities and Exchange Commission

November 27, 2019

Creation and Redemption of Shares, page 45

6.	We note your on page 46 disclosure that Authorized Participants may be required to pay a variable transaction fee “up to a maximum amount that will be determined prior to the effectiveness of this Registration Statement unless the transaction fee is waived or otherwise adjusted by the Sponsor.” Please revise your disclosure to discuss how this fee is calculated and the circumstances under which Authorized Participants may be required to pay it. Please also clarify whether the fixed transaction fee will be paid for each creation and redemption order, as disclosed on page 46, or whether this fixed transaction fee is discretionary, as suggested on page 49.

Response: Although the Registrant is awaiting the final Authorized Participant Agreement for the Registrant to confirm how the transaction fees are structured, the Registrant anticipates that there will be a fixed transaction fee of up to $500 for each creation and redemption order and there will not be a variable transaction fee and, therefore, has accordingly revised the New Filing to reflect such fixed transaction fee arrangement.

7.	Please discuss what might constitute an “emergency” that would result in the suspension of redemptions.

Response: The Registrant acknowledges the Staff’s comment. An “emergency” that would result in the suspension of redemptions, include significantly adverse market, political or other circumstances.

Litigation, page 49

8.	We note your statement that there has been no material administrative, civil or criminal action against the Sponsor or Trust within the preceding five years. Please note that Item 401(f) of Regulation S-K requires that such information be provided for a period of ten years and revise accordingly.

Response: Pursuant to the Staff’s request, the Registrant has accordingly revised the disclosure on page 49 of the New Filing.

Description of the Shares; The Fund; Certain Material Terms of the Trust Agreement Executive Officers of the Trust and Principals and Significant Employees of the Sponsor, page 52

9.	Please expand your disclosure to describe Mr. Zhang and Ms. Jiang’s business experience during the past five years, including the dates of such employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e)(1) of Regulation S-K.

Response: Pursuant to the Staff’s request, the Registrant has revised the disclosure on page 52 of the New Filing to describe Mr. Zhang’s and Ms. Jiang’s business experience during the past five years, including the dates of such employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on.

Erin E. Martin

Securities and Exchange Commission

November 27, 2019

Plan of Distribution

Likelihood of Becoming a Statutory Underwriter, page 61

10.	We refer to your disclosure on page 61 that Authorized Participants and broker-dealers selling the shares may be deemed statutory underwriters. Please revise your disclosure to state that such Authorized Participants and broker-dealers will be deemed to be statutory underwriters. Make similar revisions to your disclosure on page 46.

Response: Pursuant to the Staff’s request, the Registrant has accordingly revised the disclosure on pages 46 and 61 of the New Filing.

Index to Certain Financial Information, page F-1

11.	We note that you have provided an audited balance sheet for Dynamic Short Short-Term Volatility Futures ETF, the sole Fund as of May 22, 2019. Please note that audited financial statements must also be provided for the registrant, Dynamic Shares Trust. Refer to Question 104.01 of the Compliance and Disclosure Interpretations for Securities Act Sections.

Response: Pursuant to the Staff’s request and in accordance with our discussions with the Staff, the Registrant has accordingly revised the New Filing.

Sincerely yours,

/s/ Bilal H. Malik
Bilal H. Malik, Esq.,
For the Firm

cc:	Babette Cooper/U.S. Securities and Exchange Commission
Kristina Marrone/U.S. Securities and Exchange Commission Josh Lobert/U.S. Securities and Exchange Commission
Xinyu Jiang/Dynamic Shares Trust